345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

April 14, 2025

Erin Donahue

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iron Horse Acquisitions Corp.
Amendment No. 3 to Registration Statement on Form S-4 Filed April 7, 2025 File No. 333-283933

Dear Ms. Donahue and Ms. Timmons-Pierce:

On behalf of our client, Iron Horse Acquisitions Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated April 11, 2025 (the “Comment Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”).

The Company has filed via EDGAR an Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information including an updated Exhibit 107. Please note that our responses below, insofar as relevant information relates to Zhong Guo Liang Tou Group Ltd (“CFI”) or matters arising from CFI’s participation in the preparation of the Registration Statement and the Amended Registration Statement, are based on our discussions with and information received from CFI or its counsel, iTKG Law LLC, who have similarly participated in the preparation and review of this response letter. The updated Exhibit 107 reflects the removal of the shares to be issued in the share exchange from registration as it was determined that as the sole shareholder had consented to the transaction at the time of signing, the investment decision was made at that time and therefore the shares cannot be registered on Form S-4. In addition, in accordance with Rule 145a, as the business combination is deemed to be an offer of new securities to the existing stockholders of the Company, the total number of the Company’s common stock, warrants, rights and shares upon exercise of the rights have been added to Exhibit 107.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

Compensation to the Sponsor, its Affiliates and Promoters in Connection with the Business

Combination, page 11

1.	Please update to reflect the loan made by the Sponsor to Iron Horse pursuant to the Letter Agreement entered into on April 2, 2025.

RESPONSE: The referenced section has been revised in accordance with the Staff’s comment.

Experts, page 224

2.	Please expand the first sentence in the first paragraph under this heading to disclose that MaloneBailey, LLP audited the financial statements of Iron Horse Acquisitions Corp. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023. The current disclosure only refers to the period as of December 31, 2023 and the year then ended.

RESPONSE: The “Experts” section has been revised in accordance with the Staff’s comment.

General

3.	We note your disclosure regarding the status of your CSRC filing. Please tell us how you plan to notify investors about receiving the CSRC approval.

RESPONSE: We would expect that if the CSRC approval is obtained prior to the date of the special meeting, the Company would file a prospectus supplement and a Form 8-K to disclose this fact. If the CSRC approval is not received until after the special meeting, the Company would disclose this fact by filing a Current Report on Form 8-K.

Please do not hesitate to contact Tahra Wright at (212) 407-4990 or Joan S. Guilfoyle at (202) 524-8467 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright